Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Matinas BioPharma Holdings, Inc. and Subsidiaries on Form S-1 to be filed on or about November 2, 2016 of our report dated March 30, 2016, on our audits of the consolidated financial statements as of December 31, 2015 and 2014 and for each of the years in the two-year period ended December 31, 2015. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-1.

/s/ EISNERAMPER LLP
EISNERAMPER LLP

Iselin, New Jersey
November 2, 2016